TAHOE CORRECTS INACCURATE REPORTS REGARDING SHAHUINDO MINE

VANCOUVER, British Columbia – January 19, 2018 – Tahoe Resources Inc. ("Tahoe" or the "Company") (TSX: THO, NYSE: TAHO) would like to clarify highly inaccurate reports this morning regarding its Shahuindo mine in Peru. Central Peru is experiencing exceptionally heavy rains causing wide-spread flooding and mudslides throughout the region. Due to the heavy rains, a diversion ditch designed to keep rainwater out of Shahuindo’s industrial area overflowed upstream of the permitted discharge point. At no time has the rainwater had any contact with process water or any contamination from industrial activities. The Agency for Environmental Assessment and Control (OEFA) visited Shahuindo to investigate an unfounded complaint that the leach pond was compromised, has taken water and sediment samples, and is conducting a normal course investigation to verify there is no contamination. The OFEA confirmed to Tahoe during its inspection that the leach pond did not overflow and was not compromised in any way. The OEFA will not issue its final report until the results of the laboratory analysis are complete, which is expected within several days. We are confident that the results from OEFA will confirm that the overflow water contains no industrial contaminants.

Some communities near the Shahuindo mine have been impacted by these rains and we have been helping in these areas with heavy equipment to clear roads and to clean mud from community facilities, as well as providing humanitarian support such as bottled water.

About Tahoe Resources Inc.

Tahoe’s strategy is to responsibly operate mines to world standards and to develop high quality precious metals assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

For further information, please contact:

Tahoe Resources Inc.
Alexandra Barrows, Vice President Investor Relations
investors@tahoeresources.com
Tel: 775-448-5812